Exhibit 99.2

SES, Société Anonyme

Interim condensed consolidated financial statements for the six-month period ended 30 June 2025

Operational and financial review	3

Responsibility statement	5

Interim condensed consolidated income statement	8

Interim condensed consolidated statement of comprehensive income	9

Interim condensed consolidated statement of financial position	10

Interim condensed consolidated statement of cash flows	11

Interim condensed consolidated statement of changes in shareholders’ equity	12

Notes to the interim condensed consolidated financial statements	14

Note 1 - Corporate information	14

Note 2 - Basis of preparation and accounting policies	14

Note 3 - Significant accounting judgements and estimates	16

Note 4 - Significant changes in the current reporting period	16

Note 5 - Revenue from contracts with customers	16

Note 6 - Dividends declared and paid during the period	17

Note 7 - Income tax	17

Note 8 - Borrowings	18

Note 9 - Fair value management of financial instruments	18

Note 10 - Earnings per share	19

Note 11 - Related party transactions	21

Note 12 - C-Band repurposing	21

Note 13 - Analysis of impairment indicators	21

Note 14 - Events occurring after the reporting date	22

Note 15 - Alternative performance measures	22

Operational and financial review

Key business and financial highlights (at constant FX unless explained otherwise)

SES regularly uses Alternative Performance Measures (APM) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position.

€million	H1 2025	H1 2024	Δ as reported	Δ at constant FX
Average €/$ FX rate	1.08	1.08
Revenue	978	978	0.0%	-0.2%
Adjusted EBITDA	521	525	-0.6%	-0.7%
Adjusted Net Profit	77	111	-30.9%	n/m
Adjusted Net Debt / Adjusted EBITDA	1.1 times	1.7 times	n/m	n/m

“At constant FX” refers to comparative figures restated at the current period FX, to neutralise currency variations.

Networks revenue of €579 million (60% of total revenue) increased 10.3% yoy driven by growth in Government (+17.1% yoy) and Mobility (+9.5% including periodic revenue of €19 million recognised in Q1 2025 vs €22 million in Q1 2024), offsetting lower Fixed Data (-4.0% yoy). In H1 2025, the Networks business secured over €510 million of renewals and new business.

Media revenue of €398 million (40% of total revenue) reduced 12.1% yoy, on the back of lower revenue in mature markets due to capacity optimisation and the impact of SD channel switch offs as well as the full Q2 impact of the Brazilian customer bankruptcy. In H1 2025, the business secured more than €175 million of renewals and new business.

Adjusted EBITDA of €521 million represented an Adjusted EBITDA margin of 53% (H1 2024: 54%) including flow through of the periodic revenue impact and some shifts in costs. Adjusted EBITDA excludes significant special items of €10 million income (H1 2024: €20 million expenses), comprising of other income of €49 million (H1 2024: nil), net C-Band income of €1 million (H1 2024: €2 million) and expenses related to other significant special items of €40 million, primarily related to merger and acquisition activities (H1 2024: €22 million).

Adjusted Net Profit of €77 million was lower than H1 2024 (€111 million), mainly reflecting year-on-year increased depreciation & amortisation, higher net financing costs of €12 million (H1 2024: nil), higher net income tax expense, as well as slightly lower Adjusted EBITDA. This was partly offset by higher net non-operating income. Net financing costs included the benefit of earned interest income on the group’s cash & cash equivalents of €52 million (H1 2024: €62 million), net interest expense on external borrowings of €41 million (2024: €45 million), loan fees and origination costs and other of €12 million (H1 2024: €12 million) and the impact of net foreign exchange loss of €11 million (H1 2024: loss of €5 million).

Adjusted Net Profit excludes the significant special items highlighted above, as well as non-cash net impairment expense of €73 million (H1 2024: €25 million), M&A related net financing charges of €23 million (H1 2024: nil) and net tax benefit of €23 million (H1 2024: benefit of €7 million) associated with all the significant special items.

Adjusted Free Cash Flow (excluding significant special items) of €193 million was €47 million higher year-on-year, or 32.0% year-on-year including lower year-on-year cash tax payments of €21 million (H1 2024: €66 million), changes in working capital and lower interest and coupon paid of €64 million (H1 2024: €97 million). These items were partly offset by higher year-on-year capex of €248 million (H1 2024: €200 million) and other investing activities of €20 million (H1 2024: nil), lower interest received of €57 million (H1 2024: €61 million).

On 30 June 2025, Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.524 billion of hybrid bonds as debt and 50% as equity) was 1.1 times (30 June 2024: 1.7 times). Cash & cash equivalents of €4.3 billion (excluding €284 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2) included the proceeds from the €1 billion Eurobonds issued in June 2025 and the €300m EIB financing.

SES is continuing to engage with insurers regarding the insurance claim relating to O3b mPOWER satellites 1-4. SES has finalised settlements with a small number of insurers, resulting in initial settlement payments of c.$58 million collected with further settlements expected to follow.

Gross backlog on 30 June 2025 was €4.2 billion (H1 2024: €4.7 billion) of which Media backlog was €1.9 billion and Networks backlog was €2.3 billion.

The final FY2024 dividend of €103 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 17 April 2025. In October 2025, SES will pay an interim dividend of €0.25 per A-share (€0.10 per B-share) to shareholders, followed by a final dividend (subject to shareholder approval) of at least €0.25 per A-share (€0.10 per B-share) in April 2026.

SES reaffirms its FY 2025 outlook (assuming nominal satellite health and launch schedule): FY 2025 Group Revenue is expected to be stable compared with 2024 (at constant FX) and Adjusted EBITDA is expected to be broadly stable year-on-year (at constant FX) on the better-than-expected 2024 outturn. Capital expenditure (net cash absorbed by investing activities excluding acquisitions and financial investments) is expected to be in the range of €425-475 million in 2025, followed by an average annual capital expenditure of approximately €325 million for 2026-2029.

In addition, SES’s expected capital expenditure relating to IRIS2 of up to €1.8 billion will start ramping mostly from 2027 and will translate into an average annual spend of around €400 million over 2027-2030 (subject to a rendezvous point at the end of 2025 to validate the project cost, technical requirements, and delivery timetable, whereby any party can exit in the event of excess expected cost, not meeting technical requirements, and/or delays to the in-service date).

The acquisition of Intelsat closed on the 17 July 2025, following the receipt of required regulatory clearances. All previously communicated financial objectives for the combined company are reaffirmed (pre-IRIS2). As previously announced, SES expects the proposed acquisition to have a positive impact on free cash flow, increasing the Company’s financial flexibility. In terms of capital allocation, SES remains committed to investment grade metrics, profitable investments, and a stable to progressive dividend. As SES meets its net leverage target (Adjusted Net Debt to Adjusted EBITDA) of below 3 times within 12-18 months after closing the Intelsat transaction, the company intends to increase the annual base dividend and at least a majority of future exceptional cashflows of the combined company will be prioritised for shareholder returns.

SES secured financing for the Intelsat acquisition through a €3 billion Bridge Facility signed on 30 April 2024 which was subsequently fully syndicated in June 2024 including a USD 1 billion Term Loan Agreement (“TLA”). SES subsequently raised €1 billion in hybrid financing on 12 September 2024 and €1 billion in Senior Notes under the EMTN programme on 24 June 2025. These transactions enabled a progressive reduction of the Bridge Facility, which was ultimately fully cancelled by the end of June 2025.

On 17 July 2025 SES redeemed $3 billion of the 6.500% First Lien Senior Secured Notes due 2030 issued by Intelsat Jackson Holdings S.A.

SES Operational performance

REVENUE BY BUSINESS UNIT

	Revenue (€ million) as reported			Change (yoy) at constant FX
	Q1 2025	Q2 2025	H1 2025	Q1 2025	Q2 2025	H1 2025
Average €/$ FX rate	1.04	1.12	1.08

Media	206	192	398	-10.6%	-13.6%	-12.1%

Networks	302	277	579	+8.4%	+12.5%	+10.3%
Government	148	153	301	+13.1%	+21.1%	+17.1%
Fixed Data	59	49	109	-2.0%	-6.3%	-4.0%
Mobility	95	75	170	+8.5%	+10.8%	+9.5%
Other	0	1	1	n/m	n/m	n/m

Group Total	509	469	978	-0.5%	+0.1%	-0.2%

“At constant FX” refers to comparative figures restated at the current period FX, to neutralise currency variations.

Future satellite launches

Satellite	Region	Application	Launch Date
EAGLE-1	Europe	Government	2026

O3b mPOWER (satellites 11-13)	Global	Fixed Data, Mobility, Government	2026

ASTRA 1Q	Europe	Media, Fixed Data, Mobility, Government	2027

SES-26	Africa, Asia, Europe, Middle East	Media, Fixed Data, Mobility, Government	2027

GOVSAT-2	Europe	Government	TBD

Final launch dates are subject to confirmation by launch providers

Business risks and their mitigation

For the remaining six months of the financial year, SES does not envisage any additional risks compared to the risk assessment performed for the year-end 31 December 2024, which are disclosed in full in the Annual Report 2024.

Related party transactions

Refer to note 11—Related party transactions.

Responsibility statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the financial position of the group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of 11 January 2008 on the harmonization of transparency requirements in relation to information about an issuer whose securities are admitted to trading on a regulated market, we declare that, to the best of our knowledge, the interim condensed consolidated financial statements for the half year ended 30 June 2025, prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted for use by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the year of SES and its subsidiaries included in the consolidation taken as a whole.

In addition, the management’s report includes a fair view of the development and performance of the business and the position of SES and its subsidiaries included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

/s/ Frank Esser	/s/ Adel Al-Saleh
Frank Esser	Adel Al-Saleh
Chairman of the Board of Directors	Chief Executive Officer

Interim condensed consolidated income statement

For the six-month period ended 30 June

€ million		2025	2024
Revenue	Note 5	978	978
C-Band repurposing income	Note 12	3	5
Other income	Note 4	49	—
Operating expenses		(499)	(478)

EBITDA	Note 15	531	505
Depreciation expense		(320)	(301)
Amortisation expense		(61)	(68)
Tangible and intangible assets impairment expense, net	Note 13	(73)	(25)

Operating profit		77	111
Finance income		64	62
Finance costs		(99)	(62)

Net financing costs		(35)	—
Other non-operating income		2	—
Profit before income tax		44	111
Income tax expense	Note 7	(26)	(38)

Profit for the interim period		18	73

Attributable to owners of the parent		14	73
Attributable to non-controlling interests		4	—
Basic and diluted earnings per share (in euro)	Note 10	2025	2024
Class A shares		0.02	0.15
Class B shares		0.01	0.06

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income

For the six-month period ended 30 June

€ million		2025	2024
Profit for the interim period		18	73
Items that may be reclassified subsequently to profit or loss
Impact of currency translation		(473)	126
Income tax effect		23	(6)
Total impact of currency translation, net of tax		(450)	120
Net investment hedge		27	(7)
Income tax effect		(7)	2
Total net investment hedge, net of tax		20	(5)
Cash flow hedges		(27)	—
Income tax effect		7	—
Cash flow hedges, net of tax	Note 9	(20)	—
Fair value hedges		(8)	—
Income tax effect		2	—
Fair value hedges, net of tax	Note 9	(6)	—
Fair value movements on derivatives	Note 9	(1)	—
Total items that may be reclassified subsequently to profit or loss		(457)	115
Total other comprehensive (loss)/income for the interim period, net of tax		(457)	115
Total comprehensive (loss)/income for the interim period		(439)	188
Attributable to:
Owners of the parent		(441)	188
Non-controlling interests		2	—

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

As at 30 June 2025

€ million		30 June 2025	31 December 2024
Non-current assets
Property, plant and equipment		2,757	2,924
Assets in the course of construction		1,040	1,348

Total property, plant and equipment		3,797	4,272
Intangible assets		743	908
Other financial assets		50	34
Prepayments		7	2
Trade and other receivables		66	107
Deferred customer contract costs		1	1
Deferred tax assets		675	701

Total non-current assets		5,339	6,025
Current assets
Inventories		42	49
Trade and other receivables		440	649
Deferred customer contract costs		3	2
Prepayments		71	58
Income tax receivable		16	23
Cash and cash equivalents		4,615	3,521

Current assets excl. assets classified as held for sale		5,187	4,302

Assets classified as held for sale	Note 14	2	—

Total current assets		5,189	4,302

Total assets		10,528	10,327

Equity
Attributable to the owners of the parent		2,807	3,423
Non-controlling interests		71	69

Total equity		2,878	3,492
Non-current liabilities
Borrowings		4,808	4,247
Provisions		1	3
Deferred income		269	338
Deferred tax liabilities		172	212
Other long-term liabilities		30	55
Lease liabilities		35	32
Fixed assets suppliers		110	426

Total non-current liabilities		5,425	5,313
Current liabilities
Borrowings		925	273
Provisions		114	128
Deferred income		194	225
Trade and other payables		645	678
Lease liabilities		23	19
Fixed assets suppliers		315	184
Derivatives		1	—
Income tax liabilities		8	15

Total current liabilities		2,225	1,522
Total liabilities		7,650	6,835

Total equity and liabilities		10,528	10,327

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

For the six-month period ended 30 June

€ million		2025	2024
Profit before income tax		44	111
Income tax paid during the period	Note 7	(21)	(155)
Adjustment for non-cash items		391	373

Consolidated operating profit adjusted for non-cash items and tax payments and before working capital changes		414	329
Changes in working capital		49	(78)

Net cash generated by operating activities		463	251
Cash flow from investing activities
Payments for purchases of intangible assets		(6)	(8)
Payments for purchases of tangible assets		(231)	(132)
Interest received		102	85
Insurance claim received	Note 4	49	—
Proceeds from sale of business	Note 14	12	—
Payment for acquisition of subsidiary, net of cash acquired		—	(4)
Other investing activities	Note 9	(20)	(4)

Net cash absorbed by investing activities		(94)	(63)
Free cash flow before financing activities		369	188
Cash flow from financing activities
Proceeds from borrowings	Note 8	1,304	—
Repayment of borrowings		(11)	(708)
Partial redemption of perpetual bond	Note 4	(59)	—
Transaction costs in respect of undrawn facilities		(8)	—
Coupon paid on perpetual bond		(1)	(31)
Dividends paid on ordinary shares[1]	Note 6	(103)	(216)
Interest paid on borrowings		(63)	(66)
Payments for acquisition of treasury shares		—	(65)
Lease payments		(13)	(12)

Net cash absorbed by financing activities		1,046	(1,098)
Net foreign exchange movements		(321)	66
Net (decrease) in cash and cash equivalents		1,094	(844)
Cash and cash equivalents at beginning of the period		3,521	2,907

Cash and cash equivalents at end of the period		4,615	2,063

[1]	Dividends are presented net of dividends received on treasury shares of EUR 8 million (2024: EUR 7 million).

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in shareholders’ equity

For the six-month period ended 30 June 2025

	Attributable to owners of SES S.A.
€ million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves	Retained earnings	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
At 31 December 2024	696	1,564	(198)	588	875	15	(117)	3,423	69	3,492
Result of the interim period	—	—	—	—	—	14	—	14	4	18
Other comprehensive income	—	—	—	—	(27)	—	(428)	(455)	(2)	(457)

Total comprehensive income (loss) for the interim period	—	—	—	—	(27)	14	(428)	(441)	2	(439)
Allocation of 2024 result	—	—	—	—	15	(15)	—	—	—	—
Partial redemption of perpetual bond (Note 4)	—	—	—	(63)	4	—	—	(59)	—	(59)
Coupon on perpetual bond	—	—	—	—	(1)	—	—	(1)	—	(1)
Tax on perpetual bond coupon	—	—	—	—	2	—	—	2	—	2

Transactions with owners in their capacity as owners:
Dividends provided for or paid[1]	—	—	—	—	(103)	—	—	(103)	—	(103)
Share-based compensation expense	—	—	—	—	1	—	—	1	—	1
Exercise of share-based compensation	—	—	13	—	(9)	—	—	4	—	4
Income tax relating to treasury shares	—	—	—	—	(19)	—	—	(19)	—	(19)
Total transactions with owners in their capacity as owners	—	—	13	—	(130)	—	—	(117)	—	(117)

At 30 June 2025	696	1,564	(185)	525	738	14	(545)	2,807	71	2,878

[1]	Dividends are presented net of dividends received on treasury shares of EUR 8 million.

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in shareholders’ equity

For the six-month period ended 30 June 2024

	Attributable to owners of SES S.A.
€ million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves	Retained earnings	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
At 31 December 2023	696	1,564	(95)	625	2,137	(905)	(321)	3,701	57	3,758
Result of the interim period	—	—	—	—	—	73	—	73	—	73
Other comprehensive income	—	—	—	—	—	—	115	115	—	115

Total comprehensive income (loss) for the interim period	—	—	—	—	—	73	115	188	—	188
Allocation of 2023 result	—	—	—	—	(905)	905	—	—	—	—
Coupon on perpetual bond	—	—	—	—	(31)	—	—	(31)	—	(31)
Tax on perpetual bond coupon	—	—	—	—	3	—	—	3	—	3

Transactions with owners in their capacity as owners:
Dividends provided for or paid[1]	—	—	—	—	(216)	—	—	(216)	—	(216)
Purchase of treasury shares	—	—	(77)	—	—	—	—	(77)	—	(77)
Share-based compensation expense	—	—	—	—	9	—	—	9	—	9
Exercise of share-based compensation	—	—	20	—	(20)	—	—	—	—	—
Transactions with non-controlling interest	—	—	—	—	(2)	—	—	(2)	(3)	(5)
Income tax relating to treasury shares	—	—	—	—	6	—	—	6	—	6
Total transactions with owners in their capacity as owners	—	—	(57)	—	(223)	—	—	(280)	(3)	(283)

At 30 June 2024	696	1,564	(152)	625	981	73	(206)	3,581	54	3,635

[2]	Dividends are presented net of dividends received on treasury shares of EUR 7 million.

The notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

As at 30 June 2025

(€ million unless indicated otherwise)

Note 1 - Corporate information

SES S.A. (“the Company”) was incorporated on 16 March 2001 as a limited liability company (Société Anonyme) under Luxembourg law. References to “the Group” in the following notes are to the Company and its subsidiaries. SES trades under “SESG” on both the Luxembourg and Euronext Paris stock exchanges.

On 29 April 2025, the Company filed a registration statement on Form F-4 (as amended, File No. 333-286828; CIK No. 0001347408) with the United States Securities and Exchange Commission (“SEC”) in connection with the acquisition of Intelsat Holdings S.à r.l. and its subsidiaries, to register the Contingent Value Rights issued to Intelsat’s shareholders, as part of the consideration for the acquisition. The registration statement was declared effective by the SEC on 14 May 2025. As a result of the effectiveness of the registration statement, the Company became registered with the SEC and subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as a foreign private issuer.

The Group’s interim condensed consolidated financial statements as at, and for the six-month period ended, 30 June 2025 (“the Interim Financial Statements”) were authorised for issue in accordance with a resolution of the directors on 30 July 2025 and have been reviewed but not audited.

Note 2 - Basis of preparation and accounting policies

Basis of preparation

The Interim Financial Statements have been prepared in accordance with IAS 34 (“Interim Financial Reporting”) as adopted by the European Union and hence do not include all the information and disclosures required in the Group’s annual consolidated financial statements. The Interim Financial Statements do not include all the note disclosures normally included in the annual consolidated financial statements and should therefore be read in conjunction with the Group’s annual consolidated financial statements as at, and for the year ended, 31 December 2024.

Material accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements as at, and for the year ended, 31 December 2024.

Derivative financial instruments and hedging

The Group recognises all derivatives at fair value in the consolidated statement of financial position. The fair value of the over-the-counter derivatives is determined by commonly used valuation techniques. The Group may use derivative financial instruments to hedge its risks associated with foreign currency and interest rate fluctuations. Changes in the fair value of derivatives are recorded in the consolidated income statement or in accordance with the principles below where hedge accounting is applied.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges

In relation to cash flow hedges to hedge firm commitments or forecasted transactions, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity as other comprehensive income, with the ineffective portion being recognised in the consolidated income statement as finance income or cost. When the hedged commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or carrying amount of the asset or liability.

New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are relevant for the Group and effective for annual periods beginning after 1 January 2025, and have not been early adopted in preparing the Interim Financial Statements:

1.	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28

The IASB has made limited scope amendments to IFRS 10 (“Consolidated Financial Statements”) and IAS 28 (“Investments in Associates and Joint Ventures”) which clarify the accounting treatment for sales or contribution of assets between an investor and their associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS 3 Business Combinations). Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively. The IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.

2.	IFRS 18 Presentation and Disclosure in Financial Statements

On 9 April 2024, the IASB issued “IFRS 18 Presentation and Disclosure in Financial Statements”. This new standard focuses on updates to the statement of profit or loss. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures) and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1, many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The new standard was not yet endorsed by the EU. The Group has yet to assess the impact to its consolidated financial statements of the changes in presentation and disclosure required by IFRS 18.

3.	Amendment to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On 30 May 2024, the IASB issued “Amendment to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments”. These amendments: clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). The amendments to IFRS 9 and IFRS 7 were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The Group has yet to assess the impact of these amendments to its consolidated financial statements.

4.	Annual improvements to IFRS – Volume 11

In July 2024, the IASB issued “Annual Improvements to IFRS Accounting Standards – Volume 11”, which amend the following standards: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows. The amendments were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The Group has yet to assess the impact of these amendments to its consolidated financial statements.

Note 3 - Significant accounting judgements and estimates

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at, and for the year ended, 31 December 2024.

Note 4 - Significant changes in the current reporting period

The financial position and performance of the Group was particularly affected by the following events and transactions during the six months ended 30 June 2025, other than those mentioned in other notes:

Repurchase of Deeply Subordinated Fixed Rate Resettable Securities

On 23 January 2025, the Group repurchased in the open market an amount of EUR 63 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021. The Group’s cash outflow in respect to the repurchase amounted to EUR 59 million and the repurchase resulted in EUR 4 million gain being recorded in “Other reserves”. In accordance with the terms and conditions of the Securities, the purchased Securities will be cancelled. Following these transactions, the outstanding principal amount of the Securities at the year-end was EUR 525 million.

Insurance claim in connection with first generation mPOWER satellites

mPower insurance claims received during the period amounting to EUR 49 million were recorded under “Other income” in the interim condensed consolidated income statement for the six-month period ended 30 June 2025 and presented in “Insurance claim received” in the interim condensed consolidated statement of cash flows.

Capital expenditure commitments

In May 2025 the Group entered into an agreement with a satellite launch services provider resulting in a capital expenditure commitment of EUR 33 million as at 30 June 2025 to be incurred over the following six years.

Note 5 - Revenue from contracts with customers

Revenue by category

The Group’s revenue analysis from the point of view of category and timing can be found below:

30 June 2025 €million	Revenue recognised at a point in time	Revenue recognised over time	Total
Revenue from contracts with customers	18	932	950

Lease income	3	25	28

Total	21	957	978

30 June 2024 €million	Revenue recognised at a point in time	Revenue recognised over time	Total
Revenue from contracts with customers	10	944	954

Lease income	—	24	24

Total	10	968	978

Revenue from contracts with customers recognised at a point in time is mainly related to sales of equipment and amounts to EUR 18 million for the period ended 30 June 2025 (2024: EUR 10 million).

Revenue by country

The Group’s revenue from external customers analysed by country using the customer’s billing address is as follows:

	Six-month period ended 30 June
€million	2025	2024
Luxembourg (SES country of domicile)	73	25
United States of America	374	357
Germany	152	162
United Kingdom	74	108
France	36	38
Others – Europe	104	104
Others	165	184

Total	978	978

No single customer accounted for 10%, or more, of total revenue for the period ended 30 June 2025, or 2024.

Note 6 - Dividends declared and paid during the period

SES shareholders approved on 3 April a dividend of €0.50 per A-share (€0.20 per B-share). An interim dividend was paid on 17 October 2024 when shareholders received €0.25 per A-share (€0.10 per B-share).

The remaining dividend was paid net of withholding tax (2025: EUR 12 million, 2024: EUR 25 million).

Gross dividends declared during the period were:

	Six-month period ended 30 June
€ million	2025	2024
Class A dividend EUR 0.50 (2024: EUR 0.50)	186	186
Class B dividend EUR 0.20 (2024: EUR 0.20)	37	37

Total	223	223

Gross dividends paid during the period were:

	Six-month period ended 30 June
€ million	2025	2024
Class A dividend EUR 0.25 (2024: EUR 0.50)	93	186
Class B dividend EUR 0.10 (2024: EUR 0.20)	18	37

Total	111	223

Note 7 - Income tax

The income tax expense of EUR 26 million recognised for the period ended 30 June 2025 comprises the current income tax expense for the period of EUR 27 million and the net deferred tax income of EUR 1 million. The current income tax expense mainly represents tax on profits of the current year (EUR 24 million) and withholding tax charges in various jurisdictions (EUR 3 million). The deferred tax income is driven by the reversal of deferred tax assets due to the use of net operating losses for a total of EUR 30 million, offset by the reversal of deferred tax liabilities for temporary differences for a total of EUR 31 million.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss on a full-year basis.

Tax paid during the period of EUR 21 million was significantly lower than in the prior period (2024: EUR 155 million) mainly due to tax paid in 2024 on income arising in connection with C-Band repurposing activities (see Note 12).

Luxembourg fiscal unity

The investments made by the Group in the period, mainly in the framework of the procurement programmes for the mPOWER constellation and 19.2°E replacement satellites, gave rise to investment tax credits of EUR 3 million.

Considering the total tax losses carried forward and future taxable income based on the most recent business plan information for Luxembourg entities, the Company has concluded that current year ITCs cannot be fully used due to a 10 year carry forward limitation rule. Therefore, no deferred tax asset for ITCs was recorded for the period.

In addition, the Company is liable to Luxembourg Net Wealth Tax of EUR 6 million (2024: EUR 4 million) which is included within income tax.

OECD Pillar Two Regulations

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Ultimate Parent Entity is incorporated and came into effect from 1 January 2024. The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The Group applies Income Inclusion Rule (“IIR”) for all jurisdictions where Pillar Two rules were not enacted.

The top-up tax due under Pillar Two model rules was calculated based on the OECD transitional safe harbour rules except for Mexico and UAE where a full-fledged calculation was performed. According to these calculations there is no current tax expense related to Pillar II.

Note 8 - Borrowings

SES has an EMTN programme enabling SES, or its subsidiary SES Americom Inc., to issue as and when required notes up to a maximum aggregate amount of EUR 5,500 million. As at 30 June 2025, SES had issued EUR 4,440 million (2024: EUR 3,440 million) under the EMTN programme with maturities ranging from 2026 to 2054.

On 24 June 2025 SES issued the following two bonds under the EMTN programme:

•	EUR 500 million bond with 5-year maturity bearing interest at a fixed rate of 4.125% and with a final maturity date on 24 June 2030;

•	EUR 500 million bond with 8-year maturity bearing interest at a fixed rate of 4.875% and with a final maturity date on 24 June 2033.

SES secured the financing for the Intelsat acquisition through an initial €3 billion Bridge Facility, signed on 30 April 2024, and a €963 million (USD 1 billion) Term Loan Agreement (“TLA”) dated 14 June 2024. Upon entering into the TLA, €930 million of the Bridge Facility was cancelled. Subsequently, following the issuance of €1 billion in hybrid financing in 2024 and €1 billion in bonds under the EMTN programme on 24 June 2025, an equivalent portion of the Bridge Facility (€1,079 million) was cancelled on the same date.

On 4 June 2025, SES drew down €300 million under the European Investment Bank (EIB) financing facility, which was signed in December 2022. The facility bears interest at a floating rate of 0.747% per annum over the 6-month EURIBOR.

Note 9 - Fair value management of financial instruments

The carrying amount of financial assets and liabilities (other than borrowings) approximate to their fair value.

For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s-length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

Differences were identified in the following category of financial instruments at:

	Carried at amortised cost
€ million	30 June 2025	31 December 2024
Borrowings – Level 1	5,042	4,127
Borrowings – Level 2	691	393

Total borrowings*	5,733	4,520

*	Fair value of the borrowings at 30 June 2025 is EUR 5,488 million (31 December 2024: EUR 4,137 million).

The following table presents the Group’s financial assets and liabilities which are measured at fair value:

	30 June 2025		31 December 2024
€ million	Fair value asset	Fair value liability	Fair value asset	Fair value liability
Other financial assets – Level 2	50	—	34	—
Derivatives: Cross-currency swap – Level 2	—	1	—	—
Of which: Non-current	50	—	34	—
Of which: Current	—	1	—	—

Other financial assets

On 5 March 2025, the Group acquired equity securities in a company for a consideration of EUR 19 million.

Cross-currency swap

On 24 June 2025, as part of its risk management strategy, the Group has entered into a cross-currency interest rate swaps (“CCS”) to synthetically convert the EUR 1 billion Eurobond proceeds into USD, aligning with the intended use of funds for the acquisition of Intelsat and subsequent intercompany loans. The fair value of the CCS as at 30 June 2025 was EUR 1 million and is presented under “Derivatives” in the interim condensed consolidated statement of financial position and the interim condensed consolidated statement of comprehensive income.

Fair value hedge

On 27 June 2025, the Group put in place a fair value hedge of the foreign currency exposure, through the use of the EUR/USD final exchange leg of a CCS. The hedge ratio is set at 1:1 (100%), meaning that the notional amount of the USD leg of the CCS is exactly equal to the principal value of the USD-denominated intercompany loan and/or cash and cash equivalents held by the Group. The hedged item is USD 1.2 billion cash, cash equivalents and/or USD intercompany loan(s) and the hedging instrument is the USD final exchange leg of the CCS of the same amount. The fair value hedge in respect of the spot component changes of the swap derivative amounts to EUR 8 million and is presented in the interim condensed consolidated statement of comprehensive income. SES has elected to exclude from the hedge designation all components of the CCS fair value that are not attributable to spot movements. The excluded components are accounted separately in the consolidated statement of comprehensive income.

Cash flow hedges

In April 2025, the Group has put in place a cash flow hedge to manage foreign exchange risk related to the USD-denominated payment for the acquisition of Intelsat and to mitigate income statement volatility resulting from the accumulation of USD liquidity for the transaction. The hedging instrument was the USD balance of the money market funds from 1 April 2025 until the date of Intelsat’s acquisition, as well as foreign exchange contracts. The fair value loss on cash flow hedges, net of tax amounts to EUR 20 million and is presented in the interim condensed consolidated statement of comprehensive income.

Cash and cash equivalents, including money market funds are carried at fair value.

Given that the transactions above do not create significant open positions on the consolidated condensed statement of financial position, there is no significant change in the foreign currency risk and the interest rate risk exposures compared to year ended 31 December 2024.

Note 10 - Earnings per share

Earnings per share and diluted earnings per share have been computed consistently with the prior period.

For the period ended 30 June 2025, basic earnings per share of EUR 0.02 per Class A share (2024: EUR 0.15), and EUR 0.01 per Class B share (2024: EUR 0.06) have been calculated on the following basis.

Profit attributable to the owners of the parent for calculating basic earnings per share, adjusted to include the assumed coupon net of tax:

	Six-month period ended 30 June
€ million	2025	2024
Profit attributable to owners of the parent	14	73
Assumed coupon on perpetual bond (net of tax)	(5)	(8)

Total	9	65
Split between:
Class A shares (in million)[1]	7	54

Class B shares (in million)[2]	2	11

[1]	Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
[2]	Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

Assumed coupon accruals of EUR 5 million (net of tax) for the period ended 30 June 2025 (2024: EUR 8 million) related to the Perpetual Bonds in issue have been considered for the calculation of the basic and diluted earnings available for distribution.

The weighted average number of shares, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating basic earnings per share was as follows:

	Six-month period ended 30 June
	2025	2024
Class A shares (in million)	343.6	357.5
Class B shares (in million)	69.5	74.3

Total	413.1	431.8

[1]	Weighted average number of Class B shares of 173.8 (2024: 185.7) (in million), net of own shares held, was multiplied by 40% considering the relative economic rights.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares which are primarily related to the share-based compensation plans. A calculation is done to determine the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and the difference, if it results in a dilutive effect, is considered to adjust the weighted average number of shares.

For the period ended 30 June 2025, diluted earnings per share of EUR 0.02 per Class A share (2024: EUR 0.15), and EUR 0.01 per Class B share (2024: EUR 0.06) have been calculated on the following basis:

Profit attributable to the owners of the parent for calculating diluted earnings per share is consistent with the one above for calculating basic earnings per share. The weighted average number of shares, net of own shares held, and adjusted in order to reflect the relative economic rights of the Class A shares and Class B shares for calculating diluted earnings per share was as follows:

	Six-month period ended 30 June
	2025	2024
Class A shares (in million)	347.8	360.3
Class B shares (in million)	69.5	74.3

Total	417.3	434.6

[1]	Weighted average number of Class B shares of 173.8 (2024: 185.7) (in million), net of own shares held, was multiplied by 40% considering the relative economic rights.

Note 11 - Related party transactions

No related party transactions have occurred during the six-month period ended 30 June 2025 which have a significant impact on the financial position or results of the Group.

Note 12 - C-Band repurposing

In 2023, the Company completed its plan to clear the 300 MHz band of C-Band downlink spectrum between 3,700 and 4,000 MHz by December 2025 to comply fully with the Report and Order and Order of Proposed Modification issued by the U.S. Federal Communications Commission (“the FCC”) in the first quarter of 2020.

The Company was entitled to reimbursements of expenditures incurred to facilitate the repurposing, and that reimbursement process was completed in the first half of 2025. The company received a total of USD 1,409 million in reimbursements throughout the programme (30 June 2024: USD 1,023 million). As the program is complete, the Company has no receivables related to C-band repurposing as of 30 June 2025 (30 June 2024: EUR 264 million).

In the first half of 2025 the Group received EUR 11 million of reimbursements related to prior years’ spending, presented under ‘Payments for purchases of tangible assets’ in the interim condensed consolidated statement of cash flows and EUR 34 million of interest reimbursements received, presented under ‘Interest received’ in the interim condensed consolidated statement of cash flows.

Income of EUR 3 million (2024: EUR 5 million) and costs of EUR 2 million (2024: EUR 3 million) were recognised in the period in connection with these activities.

Note 13 - Analysis of impairment indicators

In reviewing the valuations of assets in the framework of its analysis of impairment indicators as of 30 June 2025, management reviewed the results of operations, specific transactions and events of the period, and more general changes in conditions in the Group’s markets. Management also considered the impact of internal and external factors on the discount rates used to discount the Group’s future cash flows.

The conclusion of this analysis was that there were indicators of asset impairment in connection with certain of the Group’s GEO orbital slot rights and satellites requiring a more detailed analysis as to the recoverable amount of those assets. Arising from this analysis, EUR 73 million (2024: EUR 54 million) of impairment charges were recorded during the six-month period ended 30 June 2025, of which EUR 45 million (2024: EUR 13 million) relates to orbital slot rights and EUR 28 million (2024: EUR 41 million) relates to satellites, being the difference between their net book value of EUR 645 million and the value in use of EUR 572 million. The after-tax discount rate applied to these satellite assets was 8.5%. The impairment charges are related to changes in the future fleet deployment configuration and commercial developments in the period which serve to change the cash flow projections for certain orbital slot rights and satellites.

The 30 June 2024 results also included a reversal of prior impairments to orbital slot rights of EUR 93 million and additional impairment to satellites of EUR 64 million in conjunction with management’s reassessment of the Company’s orbital slot rights to be definite-life assets (as they were mostly indefinitely lived prior to 2024).

Other than the above, no additional impairment indicators for intangible assets or property, plant and equipment were identified.

Note 14 - Events occurring after the reporting date

Sale of platform services business

On 1 July 2025 SES sold part of its business consisting of content management, playout, IP and OTT distribution that is conducted and located in Germany and any associated fiber distribution services for a consideration of EUR 12 million. The sale of the business consists of the sale of tangible and intangible assets, technical information and data, customer contracts, as well as transfer of certain employees. The fixed assets of the Group related to this business were classified as held for sale in the interim condensed consolidated statement of financial position as at 30 June 2025 and amount to EUR 2 million. An advance payment in respect of the sale of the business of EUR 12 million was received on 30 June 2025 and is presented under “Prepayments” in the interim condensed consolidated statement of financial position as at 30 June 2025.

Borrowings

On 16 July 2025, SES withdrew EUR 862 million (USD 1,000 million) under the “TLA”, with a maturity date set for 15 June 2029. The facility bears interest at the 3-month Term SOFR reference rate plus a margin of 1.75%.

Intelsat acquisition

On 17 July 2025 SES announced the completion of the acquisition of all the share capital of Intelsat Holdings S.à r.l. for a final cash consideration of USD 2.6 billion (equivalent of EUR 2.2 billion) and certain contingent value rights (“CVRs”). The newly combined company will leverage its skilled teams with deep vertical expertise to deliver integrated multi-orbit, multi-band satellite and connectivity solutions to businesses and governments around the world. Whilst Intelsat Holdings S.à r.l. is a corporation registered in Luxembourg, the main operations of the acquired group’s activities are based in the U.S.A.

The CVRs give the holder the entitlement to receive an amount equal to 42.5% of the net proceeds of a follow-onC-band repurposing, were such a program to be initiated by the FCC within 7.5 years of the Closing. The CVRs will be recorded as a contingent consideration which will be recognized at its acquisition-date fair value.

The purchase price allocation is not yet available: the Company is engaging an external valuation specialist to determine the fair value of the contingent consideration, net assets acquired and goodwill. The operating results and assets and liabilities of the acquiree will be consolidated from 17 July 2025.

On 17 July 2025 SES redeemed USD 3 billion of the 6.500% First Lien Senior Secured Notes due 2030 issued by Intelsat Jackson Holdings S.A.

Other than the above, there were no material events occurring between the reporting date and the date when the Interim Financial Statements were authorised by the Board of Directors.

Note 15 - Alternative performance measures

SES regularly uses alternative performance measures to present the performance of the Group.

These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

i.	Net debt

The following table reconciles net debt to the relevant balance sheet line items:

€ million	30 June 2025	30 June 2024
Borrowings - non-current	4,808	3,456
Borrowings - current	925	16

Borrowings, less	5,733	3,472
Cash and equivalents	(4,615)	(2,063)

Net debt	1,118	1,409

ii.	EBITDA and EBITDA Margin

The following table reconciles EBITDA to the income statement line items from which it is derived:

€ million	30 June 2025	30 June 2024
Profit before tax	44	111
Add: Depreciation expense	320	301
Add: Property, plant and equipment impairment	28	105
Add: Amortisation expense	61	68
Add: Intangibles impairment charge/(reversal)	45	(80)
Add: Net financing costs	35	—
Add: Other non-operating income / expenses (net)	(2)	—

EBITDA	531	505

The following table provides a reconciliation of EBITDA Margin:

€ million	30 June 2025	30 June 2024
Revenue	978	978
C-Band repurposing income	3	5
EBITDA	531	505

EBITDA Margin (%)	54.2%	51.4%

iii.	Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as EBITDA adjusted to exclude “significant special items”. Significant special items need to be approved as such by management and individually exceed a threshold of EUR 5 million at first recognition. The current significant special items relate primarily to the impact of C-Band repurposing, restructuring charges and costs associated with the development and/or implementation of merger and acquisition activities, as well as specific business taxes of a non-recurring nature.

The following table reconciles Adjusted EBITDA to the income statement line items from which it is derived:

€ million	30 June 2025	30 June 2024
EBITDA	531	505
Adjust for significant special items:
Deduct: C-Band repurposing income (Note 12)	(3)	(5)
Deduct: Other income (Note 4)	(49)	—
Add: C-Band repurposing expenses (Note 12)	2	3
Add: Other significant special items (Note 4)	40	22

Adjusted EBITDA	521	525

Other significant special items include restructuring charges of EUR 6 million (2024: EUR 12 million), costs associated with the development and/or implementation of merger and acquisition activities EUR 32 million (2024: EUR 10 million) and EUR 2 million other infrastructure charges of non-recurring nature (2024: nil).

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. The following table provides a reconciliation of the Adjusted EBITDA Margin:

€ million	30 June 2025	30 June 2024
Revenue	978	978
Adjusted EBITDA	521	525

Adjusted EBITDA Margin (%)	53.3%	53.6%

iv.	Adjusted Net Debt

Adjusted Net Debt is defined as current and non-current borrowings excluding 50% of the Group’s Perpetual Bonds classified as borrowings, less cash and cash equivalents, and also includes 50% of the Group’s Perpetual Bonds classified as equity. The treatment of the Group’s Perpetual Bonds is consistent with rating agencies’ methodology. The Group believes that Adjusted Net Debt is relevant to investors, since it gives an indication of the absolute level of non-equity funding of the business. This can be compared to the income and cash flows generated by the business, and available undrawn facilities.

The following table reconciles Adjusted Net Debt to the relevant line items on the statement of financial position from which it is derived:

€ million	30 June 2025	30 June 2024
Borrowings—non-current	4,808	3,456
Borrowings—current	925	16

Total borrowings	5,733	3,472

Add: 50% of the Group’s EUR 524 million (2024: EUR 625 million) of perpetual bonds	262	313
Deduct: 50% of the Group’s EUR 1 billion hybrid dual-tranche bond (2024: EUR nil)	(500)	—

Less: Cash and cash equivalents	(4,615)	(2,063)
Add: Cash and cash equivalents subject to contractual restrictions	284	—

Adjusted Net Debt	1,164	1,722

v.	Adjusted Net Debt to Adjusted EBITDA ratio

The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA. The Group believes that the Adjusted Net Debt to Adjusted EBITDA ratio is a useful measure to demonstrate to investors its ability to generate the recurring income needed to be able to settle its borrowings as they fall due.

€ million	30 June 2025	30 June 2024
Adjusted Net Debt	1,164	1,722
Twelve-month rolling Adjusted EBITDA*	1,024	1,020

Adjusted Net debt to Adjusted EBITDA ratio	1.14 times	1.69 times

*	Rolling Adjusted EBITDA was calculated as follows:

€ million	30 June 2025	30 June 2024
Adjusted EBITDA for current half-year period	521	525
Add: Adjusted EBITDA for previous calendar year	1,028	1,025
Less: Adjusted EBITDA for prior half-year period	(525)	(530)

Twelve-month rolling Adjusted EBITDA	1,024	1,020

vi.	Adjusted Net Profit and Adjusted Earnings per Share

Adjusted Net Profit is defined as profit or loss of the period attributable to shareholders of the group adjusted to exclude the after-tax impact of significant special items (as defined above) and impairment charges and related valuation allowance adjustments on deferred tax assets on ITCs, as well as the tax impact of impairment charges on shareholdings arising at the Company or subsidiary level.

The tax rate applied to the pre-tax impact of the C-Band operating expenses is the US tax rate and the tax rate applied to the restructuring expenses and impairment expenses represents the computed weighted average tax rate of the jurisdictions where the expenses occurred:

€ million	30 June 2025	30 June 2024
Profit of the group attributable to shareholders of the parent	14	73
C-band net income	(1)	(2)
Other income	(49)	—
Other significant special items	63	22
Impairment expenses	73	25
Add: Total material exceptional items	86	45

Tax on C-band net income	—	—
Tax on other significant special items, at 24% (2024: 26%)	(4)	(6)
Tax on impairment expenses, at 26% (2024: 2%)	(19)	(1)

Less: Tax on material exceptional items	(23)	(7)

Adjusted Net Profit	77	111

Other significant special items include restructuring charges of EUR 6 million (2024: EUR 12 million), costs associated with the development and/or implementation of merger and acquisition activities EUR 55 million (2024: EUR 10 million) and EUR 2 million other infrastructure charges of non-recurring nature (2024: nil). Costs associated with the development and/or implementation of merger and acquisition activities include net financing charges of EUR 23 million (2024: nil).

For the first half of 2025, Adjusted Earnings per Share of EUR 0.17 per Class A share (2024: EUR 0.24), and EUR 0.07 per Class B share (2024: EUR 0.10) have been calculated on the following basis:

€ million	30 June 2025	30 June 2024
Adjusted Net Profit	77	111
Assumed coupon on perpetual bond (net of tax)	(5)	(8)

Total	72	103

Split between:

Class A shares (in million)[1]	60	85

Class B shares (in million)[2]	12	18

[1]	Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
[2]	Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

The weighted average number of shares, net of own shares held and adjusted to reflect the economic rights, for calculating Adjusted Earnings per Share – unchanged from the numbers of shares applied in the calculation of basic earnings per share (Note 10):

	30 June 2025	30 June 2024
Class A shares (in million)	343.6	357.5
Class B shares (in million)	69.5	74.3

Total	413.1	431.8

Adjusted Earnings per Share	30 June 2025	30 June 2024
Class A shares	0.17	0.24
Class B shares	0.07	0.10

vii.	Free cash flow before equity distributions and treasury activities

€ million	30 June 2025	30 June 2024
Net cash generated by operating activities	463	251
Net cash absorbed by investing activities	(94)	(63)

Free cash flow before financing activities	369	188

Coupon paid on perpetual bond	(1)	(31)
Interest paid on borrowings	(63)	(66)
Lease payments	(13)	(12)

Free cash flow before equity distributions and treasury activities	292	79

viii.	Adjusted Free Cash Flow

Adjusted Free Cash Flow is defined as Free cash flow before financing activities excluding the effect of cash flows generated by significant special items.

€million	30 June 2025	30 June 2024
Free cash flow before equity distributions and treasury activities	292	79
C-Band cash flows	93	(33)
Insurance claim received	49	—
Proceeds from sales of business	12	—
Payments for acquisition of subsidiary, net of cash acquired	—	(4)
Decrease in IRIS[2] restricted cash	(16)	—
Payments in respect of other significant special items[1]	(39)	(30)

Exclude: Total cash flows related to significant special items	99	(67)

Adjusted Free Cash Flow	193	146

[1]

Payments in respect of other significant special items mainly relate to outflows associated with the development and/or implementation of merger and acquisition activities, as well as restructuring related outflows.

ix.	Constant FX

Movements in foreign exchange rates have impact on SES’s results of operations. SES’s management reviews the variance of certain of its results, including revenue and adjusted EBITDA, at constant rates of exchange. Thus, when analysing the performance of the Group against the prior period figures, these are presented both as reported and at “constant FX”, whereby they are recomputed using the prevailing exchange rates for each corresponding month of the current period. SES calculates these financial measures at constant rates of exchange based on a retranslation of prior year measures at current year prevailing exchange rates for each corresponding month of the current period. SES does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements.

Although SES does not believe that these measures are a substitute for IFRS measures, SES does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Revenue by business unit

At constant FX, the revenue allocated to the relevant business units developed as follows:

€million	2025	Constant FX 2024	Change Favourable +/- Adverse (constant FX)
SES Media	398	452	-12.1%
SES Networks	579	525	10.3%
Sub-total	977	977	0.0%
Other [1]	1	2	-64.3%

Group Total	978	979	-0.2%

n/m = not meaningful (a variance of more than 100% or less than -100%)

[1]	Other includes revenue not directly applicable to SES Video or SES Networks

€million	2024	Constant FX 2023	Change Favourable +/- Adverse (constant FX)
SES Media	453	485	-6.7%
SES Networks	523	498	5.0%
Sub-total	976	984	-0.8%
Other [1]	2	—	n/m

Group Total	978	984	-0.6%

n/m = not meaningful (a variance of more than 100% or less than -100%)

[1]	Other includes revenue not directly applicable to SES Video or SES Networks

The performance of the Group against the prior period figures at constant FX developed as follows:

€million	2025	Constant FX 2024	Change Favourable +/- Adverse
Revenue	978	979	-0.2%
C-band repurposing income	3	5	-40.1%
Other income	49	—	n/m
Operating expenses	(499)	(478)	-4.1%
EBITDA	531	506	+5.0%
EBITDA margin (%)	51.6%	51.4%	+0.2	% pts
Depreciation and impairment	(348)	(406)	+14.2%
Amortisation and impairment	(106)	12	n/m

Operating (loss)/profit	77	112	-31.0%

n/m = not meaningful (a variance of more than 100% or less than -100%)

€million	2024	Constant FX 2023	Change Favourable +/- Adverse
Revenue	978	984	-0.6%
C-band repurposing income	5	3	n/m
Operating expenses	(478)	(488)	+2.3%
EBITDA	505	499	+1.3%
EBITDA margin (%)	51.4%	50.5%	-0.9	% pts
Depreciation and impairment	(406)	(293)	-38.5%
Amortisation and impairment	12	(46)	n/m

Operating (loss)/profit	111	160	-30.7%

n/m = not meaningful (a variance of more than 100% or less than -100%)